

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

March 7, 2013

<u>Via Facsimile</u>
Mr. Benny Harper
Senior Vice President - Finance
Friedman Industries, Inc.
19747 Hwy 59N, Suite 200
Humble, TX 77338

   Re: **Friedman Industries, Inc.**
     Form 10-K for Fiscal Year Ended March 31, 2012
     Filed June 19, 2012
     File No. 1-07521

Dear Mr. Harper:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ W. John Cash

        W. John Cash
        Branch Chief